                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                         NOTIFICATION OF LATE FILING

(Check One):  [_] Form 10-K  [_] Form 20-F  [_] Form 11-K
                         [X] Form 10-Q  [_] Form N-SAR

                                                              ------------------
     For Period Ended:  September 30, 2000                      SEC FILE NUMBER
                      -------------------------
                                                                    0-18858
                                                              ------------------
     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-F
                                                              ------------------
     [_]  Transition Report on Form 11-K                         CUSIP NUMBER
     [X]  Transition Report on Form 10-Q                         483100 10 3
                                                              ------------------
     [_]  Transition Report on Form N-SAR
     For the Transition Period Ended:___________________________________________
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
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Full Name of Registrant

  KAISER VENTURES INC.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)

  3633 E. Inland Empire Blvd., Suite 850
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City, State and Zip Code

  Ontario, CA 91764
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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
    [X] will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date, and
          (c) The acountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                                                 (ATTACH EXTRA SHEETS IF NEEDED)
                                                                 SEC 1344 (6/94)

                            Attachment to Part III
                        Narrative of Form 12b-25 Filing
                            by Kaiser Ventures Inc.


     The Company's Form 10-Q Report cannot be timely filed without unreasonable effort or expense for several reasons, including, but not limited to: (i) the number of transactions, issues and resulting disclosure have taken the Company substantially longer to complete than originally anticipated; and (ii) the technical review and sign-off of the final 10-Q Report will most likely extend beyond the filing due date. The financial statements for the quarter, without notes, are included in this filing.

                          CONSOLIDATED BALANCE SHEETS
                                     as of

                                                                   September 30,               December 31,
                                                                        2000                        1999
                                                                    -----------                ------------
                                                                   (Unaudited)
ASSETS

Current Assets
   Cash and cash equivalents...............................         $21,046,000                $ 14,686,000
   Accounts receivable and other, net of allowance for
    doubtful accounts of $83,000 and $90,000,
    respectively............................................          1,865,000                   1,978,000
   Deferred tax assets......................................            285,000                     285,000
   Note receivable.........................................             107,000                     107,000
                                                                    -----------                ------------

                                                                     23,303,000                  17,056,000
                                                                    -----------                ------------

Investment in Fontana Union Water Company..................          16,612,000                  16,108,000
                                                                    -----------                ------------

Investment in West Valley MRF..............................           3,456,000                   3,009,000
                                                                    -----------                ------------

Real Estate
   Land and improvements...................................           8,543,000                   8,543,000
   Real estate held for sale...............................           2,835,000                  38,820,000
                                                                    -----------                ------------

                                                                     11,378,000                  47,363,000
                                                                    -----------                ------------

Other Assets
   Note Receivable.........................................             616,000                     700,000
   Deferred tax assets.....................................             577,000                     577,000
   Landfill permitting and development.....................          17,686,000                  15,800,000
   Buildings and equipment (net)...........................           1,533,000                   2,805,000
   Other assets............................................               9,000                      27,000
                                                                    -----------                ------------

                                                                     20,421,000                  19,909,000
                                                                    -----------                ------------

Total Assets...............................................         $75,170,000                $103,445,000
                                                                    ===========                ============

The notes to be included with these financial statements upon the filing of the Form 10-Q Report will be an integral part of the consolidated financial statements.

                          CONSOLIDATED BALANCE SHEETS
                                     as of

                                                                    September 30,              December 31,
                                                                        2000                       1999
                                                                    -----------               ------------
                                                                    (Unaudited)
LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
   Accounts payable.......................................          $   681,000               $    887,000
   Income taxes payable...................................              226,000                  3,501,000
   Accrued liabilities....................................            3,658,000                  4,998,000
   Environmental remediation..............................                  ---                  2,500,000
                                                                    -----------               ------------

                                                                      4,565,000                 11,886,000
                                                                    -----------               ------------

Long-term Liabilities
   Deferred gain on sale of real estate...................              723,000                    724,000
   Accrued liabilities....................................            1,097,000                  1,305,000
   Environmental remediation..............................            4,500,000                 23,868,000
                                                                    -----------               ------------

                                                                      6,320,000                 25,897,000
                                                                    -----------               ------------

Total Liabilities.........................................           10,885,000                 37,783,000
                                                                    -----------               ------------

Minority Interest.........................................            5,330,000                  4,772,000
                                                                    -----------               ------------

Commitments and Contingencies

Stockholders' Equity
   Common stock, par value $.03 per share, authorized
    13,333,333 shares; issued and outstanding
    6,415,353 and 6,316,853 respectively..................              193,000                    189,000
   Capital in excess of par value.........................           49,584,000                 48,745,000
   Retained earnings......................................            9,178,000                 11,956,000
                                                                    -----------               ------------

Total Stockholders' Equity................................           58,955,000                 60,890,000
                                                                    -----------               ------------

Total Liabilities and Stockholders' Equity................          $75,170,000               $103,445,000
                                                                    ===========               ============

The notes to be included with these financial statements upon the filing of the Form 10-Q Report will be an integral part of the consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
               for the Three and Nine Months Ended September 30
                                  (Unaudited)

                                                         Three Months Ended                            Nine Months Ended
                                                            September 30                                 September 30
                                                 ------------------------------------     ----------------------------------------
                                                       2000                   1999                  2000                   1999
                                                       ----                   ----                  ----                   ----
Resource Revenues
 Ongoing Operations
  Water resource..............................      $1,154,000            $ 1,188,000            $3,464,000            $ 3,548,000
  Property redevelopment......................         364,000                355,000             1,124,000              1,081,000
  Mill Site land sale deferred gain realized..           1,000                    ---                 1,000                    ---
  Gain on merger of  PMI into ISC.............             ---             35,713,000                   ---             35,713,000
  Gain on sale of ISC common stock............             ---              3,192,000                   ---              3,192,000
  Income (loss) from equity method investments
   Penske Motorsports Inc.....................             ---                    ---                   ---               (329,000)
   West Valley MRF, LLC.......................         390,000                368,000             1,198,000                580,000
                                                    ----------            -----------            ----------            -----------

   Total ongoing operations...................       1,909,000             40,816,000             5,787,000             43,785,000
                                                    ----------            -----------            ----------            -----------

 Interim Activities                                     82,000                116,000               269,000                286,000
                                                    ----------            -----------            ----------            -----------

   Total resource revenues....................       1,991,000             40,932,000             6,056,000             44,071,000
                                                    ----------            -----------            ----------            -----------

Resource Operating Costs
 Operations and maintenance...................         182,000                232,000               613,000                664,000
 Administrative support expenses..............         614,000                434,000             1,481,000              1,318,000
                                                    ----------            -----------            ----------            -----------

   Total resource operating costs.............         796,000                666,000             2,094,000              1,982,000
                                                    ----------            -----------            ----------            -----------

Income from Resources.........................       1,195,000             40,266,000             3,962,000             42,089,000

 Corporate general and administrative expenses         912,000              1,012,000             2,540,000              2,754,000
                                                    ----------            -----------            ----------            -----------

Income from Operations........................         283,000             39,254,000             1,422,000             39,335,000

 Net Interest (income) expense................        (166,000)               104,000              (322,000)               757,000
                                                    ----------            -----------            ----------            -----------

Income before Income Tax Provision............         449,000             39,150,000             1,744,000             38,578,000

 Income tax provision.........................         180,000              9,843,000               698,000              9,624,000
                                                    ----------            -----------            ----------            -----------

Net Income....................................      $  269,000            $29,307,000            $1,046,000            $28,954,000
                                                    ==========            ===========            ==========            ===========

Basic Earnings Per Share......................      $      .04            $      2.77            $      .27            $      2.71
                                                    ==========            ===========            ==========            ===========

Diluted Earnings Per Share....................      $      .04            $      2.73            $      .26            $      2.67
                                                    ==========            ===========            ==========            ===========

Basic Weighted Average Number of Shares
 Outstanding..................................       6,405,000             10,583,000             6,377,000             10,698,000

Diluted Weighted Average Number of Shares
 Outstanding..................................       6,724,000             10,752,000             6,725,000             10,839,000

The notes to be included with these financial statements upon the filing of the Form 10-Q Report will be an integral part of the consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                    for the Nine Months Ended September 30
                                  (Unaudited)

                                                                              2000                  1999
                                                                              ----                  ----
Cash Flows from Operating Activities
 Net income....................................................           $ 1,046,000           $ 28,954,000
 Provision for income tax which is credited to equity..........                   ---              5,806,000
 Deferred tax (benefit) expense................................                   ---             (1,013,000)
 (Income) loss from equity method investments..................            (1,198,000)              (251,000)
 Mill Site deferred gain realized..............................                (1,000)
 Gain on merger of PMI into ISC................................                   ---            (35,713,000)
 Gain on sale of ISC common stock..............................                   ---             (3,192,000)
 Depreciation and amortization.................................               333,000                407,000
 Allowance for doubtful accounts...............................                (7,000)               (50,000)
 Changes in assets:
   Receivables and other.......................................               120,000                595,000
 Changes in liabilities:
   Current liabilities.........................................              (972,000)                90,000
   Income taxes payable........................................            (3,275,000)             4,793,000
   Long-term accrued liabilities...............................              (207,000)               (70,000)
                                                                          -----------           ------------

 Net cash flows from operating activities......................            (4,161,000)               356,000
                                                                          -----------           ------------

Cash Flows from Investing Activities
 Minority interest and other liabilities.......................               558,000                393,000
 Distribution from West Valley MRF.............................               750,000                    ---
 Proceeds from the sale of Mill Site Property..................            16,057,000                    ---
 Note receivable collections...................................                84,000                 75,000
 Proceeds from the merger of PMI into ISC......................                   ---             24,419,000
 Proceeds from the sale of ISC common stock....................                   ---             28,859,000
 Investment in Fontana Union Water Co..........................              (654,000)
 Capital expenditures..........................................            (2,677,000)            (2,552,000)
 Environmental remediation expenditures........................              (616,000)            (1,350,000)
                                                                          -----------           ------------

 Net cash flows from investing activities......................            13,502,000             49,844,000
                                                                          -----------           ------------

Cash Flows from Financing Activities
 Issuance of common stock......................................               843,000                128,000
 Shareholder payment contingent upon Mill Site
   real estate sale............................................            (3,824,000)                   ---
 Borrowings under revolver-to-term credit facility.............                   ---              3,000,000
                                                                          -----------           ------------

 Net cash flows from financing activities......................            (2,981,000)             3,128,000
                                                                          -----------           ------------

Net Changes in Cash and Cash Equivalents.......................             6,360,000             53,328,000

Cash and Cash Equivalents at Beginning of Year.................            14,686,000              3,409,000
                                                                          -----------           ------------

Cash and Cash Equivalents at End of Quarter....................           $21,046,000           $ 56,737,000
                                                                          ===========           ============

The notes to be included with these financial statements upon the filing of the Form 10-Q Report will be an integral part of the consolidated financial statements.

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                 for the Nine Months Ended September 30, 2000
                                  (Unaudited)

                                                                           Capital In
                                                Common Stock               Excess of         Retained
                                        ------------------------------
                                           Shares           Amount         Par Value         Earnings             Total
                                        -------------------------------------------------------------------------------------
Balance at December 31, 1999                 6,316,853        $189,000      $48,745,000       $11,956,000         $60,890,000

   Issuance of shares of
       Common stock...................          98,500           4,000          839,000               ---             843,000

   Shareholder payment
       contingent upon Mill Site
       real estate sale...............             ---             ---              ---        (3,824,000)         (3,824,000)

   Net Income.........................             ---             ---              ---         1,046,000           1,046,000
                                             ---------        --------      -----------       -----------         -----------

Balance at September 30, 2000                6,415,353        $193,000      $49,584,000       $ 9,178,000         $58,955,000
                                             =========        ========      ===========       ===========         ===========

The notes to be included with these financial statements upon the filing of the Form 10-Q Report will be an integral part of the consolidated financial statements.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Terry L. Cook                        909            483.8500
     --------------------------------     -----------     ----------------------
              (Name)                      (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
     no, identify report(s).                           [X]  Yes     [_]  No

     ---------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                          [_]  Yes     [X]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--------------------------------------------------------------------------------

                             KAISER VENTURES INC.
                 --------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date      November 14, 2000            By  /s/ James F. Verhey
    --------------------------------     ---------------------------------------
                                               Executive Vice President - CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

---------------------------------ATTENTION--------------------------------------
                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
--------------------------------------------------------------------------------

                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).